SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ALTICE USA, INC.
(Name of Subject Company (Issuer))
ALTICE USA, INC.
(ISSUER)
(Names of Filing Persons (Issuer and Offeror))
CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
02156K103
(CUSIP Number of Class of Securities)
Michael J. Grau
Chief Financial Officer
Altice USA, Inc.
1 Court Square West
Long Island City, NY 11101
Tel: 516-803-2300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Richard B. Alsop, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000
CALCULATION OF FILING FEE
TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(1)
$2,500,000,000	$272,750

(1)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $109.10 per million of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION
This Tender Offer Statement on Schedule TO relates to the offer by Altice USA, Inc., a Delaware corporation, to purchase up to $2.5 billion of its Class A common stock, $0.01 par value per share, at a price not greater than $36.00 per share nor less than $32.25 per share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 23, 2020 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.
ITEM 1.
SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
ITEM 2.
SUBJECT COMPANY INFORMATION.

(a)   The name of the issuer is Altice USA, Inc., a Delaware corporation (the “Company”), and the address of its principal executive office is 1 Court Square West, Long Island City, NY 11101. The Company’s telephone number is 516-803-2300.
(b)   The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”) is incorporated herein by reference.
ITEM 3.
IDENTITY AND BACKGROUND OF FILING PERSON.

(a)   The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
ITEM 4.
TERMS OF THE TRANSACTION.

(a)   The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:
•
“Summary Term Sheet”;

•
“Introduction”;

•
Section 1 (“Number of Shares; Proration”);

•
Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•
Section 3 (“Procedures for Tendering Shares”);

•
Section 4 (“Withdrawal Rights”);

•
Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•
Section 6 (“Conditional Tender of Shares”);

•
Section 7 (“Conditions of the Tender Offer”);

•
Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•
Section 14 (“Material U.S. Federal Income Tax Consequences”); and

•
Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b)   The information in the “Introduction” to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
ITEM 5.
PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)   The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
ITEM 6.
PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c)    The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) and Section 10 (“Certain Information Concerning the Company”) is incorporated herein by reference.
ITEM 7.
SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) and (d)    The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
(b)   None.
ITEM 8.
INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
ITEM 9.
PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)   The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.
ITEM 10.
FINANCIAL STATEMENTS.

(a) and (b)    Not applicable.
ITEM 11.
ADDITIONAL INFORMATION.

(a)   The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Information Concerning the Company”), Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.
(c)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.
ITEM 12.
EXHIBITS.

(a)(1)(A)	Offer to Purchase dated November 23, 2020.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Vested Stock Option Holders.
(a)(1)(G)	Press Release dated November 23, 2020.
(a)(1)(H)	Summary Advertisement dated November 23, 2020.
(a)(1)(I)	Notice of Withdrawal.
(b)	Credit Agreement, dated as of October 9, 2015, by and among CSC Holdings, LLC (as successor by merger to Neptune Finco Corp.), as borrower, certain lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and security agent, Barclays Bank plc and BNP Paribas Securities Corp., as co-syndication agents, Credit Agricole Corporate and Investment Bank, Deutsche Bank Securities Inc., Royal Bank of Canada, Societe Generale, TD Securities (USA) LLC and the Bank of Nova Scotia, as co-documentation agents, and J.P. Morgan Securities LLC, Barclays Bank plc, BNP Paribas Securities Corp., Credit Agricole Corporate and Investment Bank, Deutsche Bank Securities Inc., Royal Bank of Canada, Societe Generale, TD Securities (USA) LLC and The Bank of Nova Scotia, as joint bookrunners and lead arrangers (incorporated herein by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).
(d)(1)	Altice USA Short Term Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.21 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on June 12, 2017).
(d)(2)	Altice USA 2017 Long Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 (File No. 333-228907) filed on December 19, 2018).
(d)(3)	Altice USA 2017 Long Term Incentive Plan, Form of Nonqualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on January 3, 2018).
(d)(4)	Altice USA 2017 Long Term Incentive Plan, Form of Performance-Based Nonqualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.25 of the Company’s Annual Report on Form 10-K (File No. 001-38126) filed on March 6, 2018).
(g)	Not Applicable.
(h)	Not Applicable.

ITEM 13.
INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 23, 2020
ALTICE USA, INC.
By:
/s/ Michael J. Grau

Name: Michael J. Grau
Title:    Chief Financial Officer